                            TAXTER PARK ASSOCIATES

                              Financial Statements

             For the years ended December 31, 1998, 1997 and 1996

                          Independent Auditors' Report

                                                                      EXHIBIT 99


Independent Auditors' Report


To The Partners of
Taxter Park Associates


We have audited the accompanying balance sheets of Taxter Park Associates

(the "Partnership") as of December 31, 1998 and 1997, and the related statements of income, partners' capital, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Taxter Park Associates as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                        /s/Deloitte & Touche LLP
                                        DELOITTE & TOUCHE LLP



New York, New York
March   18, 1999

                             TAXTER PARK ASSOCIATES

                                 BALANCE SHEETS

                           December 31, 1998 and 1997


                                                 1998          1997
--------------------------------------------------------------------------------

                                     ASSETS
                                     ------
Cash and cash equivalents                   $    35,847  $    43,477

Real estate, at cost:
 Land                                         1,798,825    1,798,825
 Buildings and improvements                  27,558,482   27,121,440
--------------------------------------------------------------------------------
                                             29,357,307   28,920,265
  Accumulated depreciation                   13,019,324   11,734,950
--------------------------------------------------------------------------------
                                             16,337,983   17,185,315

Deferred leasing commissions, net               193,292      306,070

Other assets                                  1,287,425    1,195,560
--------------------------------------------------------------------------------

                                            $17,854,547  $18,730,422
================================================================================

                       LIABILITIES AND PARTNERS' CAPITAL
                       ---------------------------------

Accounts payable and accrued liabilities    $   640,028  $   281,092

Partners' capital                            17,214,519   18,449,330
--------------------------------------------------------------------------------

                                            $17,854,547  $18,730,422
================================================================================



                See accompanying notes to financial statements.

                             TAXTER PARK ASSOCIATES

                               INCOME STATEMENTS

                  Years ended December 31, 1998, 1997 and 1996

                                      1998        1997        1996
                                                           (unaudited)
--------------------------------------------------------------------------------
Revenue:
 Rental                            $5,752,318  $5,676,522  $6,005,538
 Interest                                 700       5,700       6,654
--------------------------------------------------------------------------------

                                    5,753,018   5,682,222   6,012,192
--------------------------------------------------------------------------------

Expenses:
 Property operating                 2,439,845   3,168,784   3,204,334
 Depreciation                       1,311,491   1,093,264   1,049,794
 Amortization                         166,557     166,577     153,581
--------------------------------------------------------------------------------

                                    3,917,893   4,428,625   4,407,709
--------------------------------------------------------------------------------

Net income                         $1,835,125  $1,253,597  $1,604,483
================================================================================



                See accompanying notes to financial statements.

                             TAXTER PARK ASSOCIATES

                        STATEMENTS OF PARTNERS' CAPITAL

                 Years ended December 31, 1998, 1997, and 1996


Partners' capital at January 1, 1996 (unaudited)    $19,622,040

Net income                                            1,604,483

Capital contributions                                   359,831

Cash distributions                                   (2,332,278)
--------------------------------------------------------------------------------

Partners' capital at December 31, 1996               19,254,076

Net income                                            1,253,597

Capital contributions                                   652,219

Cash distributions                                   (2,710,562)
--------------------------------------------------------------------------------

Partners' capital at December 31, 1997               18,449,330

Net income                                            1,835,125

Capital contributions                                   517,939

Cash distributions                                   (3,587,875)
--------------------------------------------------------------------------------

Partners' capital at December 31, 1998              $17,214,519
================================================================================


                See accompanying notes to financial statements.

                             TAXTER PARK ASSOCIATES

                            STATEMENTS OF CASH FLOWS

                 Years ended December 31, 1998, 1997, and 1996

                                                         1998          1997          1996
                                                                                (unaudited)
-------------------------------------------------------------------------------------------

Cash flows from operating activities:
 Net income                                         $ 1,835,125   $ 1,253,597   $ 1,604,483
  Adjustments to reconcile net income
  to net cash provided by operating activities:
   Depreciation                                       1,311,491     1,093,264     1,049,794
   Amortization                                         166,557       166,577       153,581
   (Increase) decrease in operating assets:
     Other assets                                       (91,865)      212,801      (492,440)
   Increase (decrease) in operating liabilities:
     Accounts payable and accrued liabilities           358,936         7,852       (12,626)
-------------------------------------------------------------------------------------------

      Net cash provided by operating
       activities                                     3,580,244     2,734,091     2,302,792
-------------------------------------------------------------------------------------------

Cash flows from investing activities:
 Additions to real estate                              (517,938)     (652,218)     (338,267)
-------------------------------------------------------------------------------------------

Cash flows from financing activities:
 Capital contributions                                  517,939       652,219       359,831
 Cash distributions                                  (3,587,875)   (2,710,562)   (2,332,278)
-------------------------------------------------------------------------------------------

      Net cash used in financing activities          (3,069,936)   (2,058,343)   (1,972,447)
-------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents         (7,630)       23,530        (7,922)

Cash and cash equivalents at beginning of year           43,477        19,947        27,869
-------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year            $    35,847   $    43,477   $    19,947
===========================================================================================




                See accompanying notes to financial statements.

                             TAXTER PARK ASSOCIATES

                         NOTES TO FINANCIAL STATEMENTS

1.  Organization
    ------------

Taxter Park Associates the "Partnership") was formed in 1986 under the laws of the State of New York, to acquire interests in the Taxter Corporate Park in Westchester County, New York. The buildings consist of 344,741 net rentable square feet. The property is not encumbered by debt.

The general partners of the Partnership are Dean Witter Realty Income Partnership II, L.P. (14.8%), Dean Witter Realty Income Partnership III, L.P. (44.6%) and Dean Witter Realty Income Partnership IV, L.P. (40.6%).

The Partnership Agreement provides that all cash flow, profits, losses and credits of the Partnership shall be allocated in proportion to the Partners' original capital contributions.

2.  Summary of Significant Accounting Policies
    ------------------------------------------

The Partnership's records are maintained on the accrual basis of accounting for financial reporting and tax purposes. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The carrying value of real estate includes the purchase price paid by the Partnership and acquisition fees and expenses. Costs of improvements to the properties are capitalized, and repairs are expensed. Depreciation is recorded on the straight-line method.

At least annually, and more often if circumstances dictate, the Partnership evaluates the recoverability of the net carrying value of its real estate and any related assets. As part of this evaluation, the Partnership assesses, among other things, whether there has been a significant decrease in the market value of any of its properties. If events or circumstances indicate that the net carrying value of a property may not be recoverable, the expected future net cash flows from the property are estimated for a period of approximately five years (or a shorter period if the Partnership expects that the property may be disposed of sooner), along with estimated sales proceeds at the end of the period. If the total of these future undiscounted cash flows were less than the carrying amount of the property, the property would be written down to its fair value as determined (in some cases with the assistance of outside real estate consultants) based on discounted cash flows, and a loss on impairment recognized by a charge to earnings.

Because the determination of fair value is based upon projections of future economic events such as property occupancy rates, rental rates, operating cost inflation and market capitalization rates which are inherently subjective, the amounts ultimately realized at disposition may differ materially from the net carrying value as of December 31, 1998. The cash flows used to evaluate the recoverability of the assets and to determine fair value are based on good faith estimates and assumptions developed by the Managing General Partner. Unanticipated events and circumstances may occur and some assumptions may not materialize; therefore actual results may vary from the estimates and the variances may be material. The Partnership may provide additional write-downs, which could be material, in subsequent years if real estate markets or local economic conditions change.

Deferred leasing commissions are amortized over the applicable lease terms.

Rental income is accrued on a straight-line basis over the terms of the leases. Accruals in excess of amounts payable by tenants pursuant to their leases (resulting from rent concessions or rents which periodically increase over the term of a lease) are recorded as receivables and included in other assets.

Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

No provision for income taxes has been made in the financial statements since the liability for such taxes is that of the partners rather than the Partnership.

The accounting policies used for tax reporting purposes differ from those used for financial reporting as follows: (a) depreciation is calculated using accelerated methods; (b) rental income is recognized based on the payment terms in the applicable leases; (c) payments made by the seller of the property in prior years under a rental income guaranty were accounted for as rental income; and (d) writedowns for impairment of real estate are not deductible. The tax basis of the Partnership's assets and liabilities is approximately $19 million higher than the amount reported for financial statement purposes.

The implementation in 1998 of Financial Accounting Standards Board   Statement
No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information", effective for the Partnership's 1998 year-end, did not have any impact on the Partnership financial statements.

3.  Lease Commitments
    -----------------

Minimum future rental income under noncancellable operating leases as of December 31, 1998 is as follows:

             Year ending December 31:
             ------------------------

             1999           $ 4,602,953
             2000             4,276,691
             2001             2,356,954
             2002             1,481,086
             2003               562,494
             Thereafter          13,402
                            -----------

             Total          $13,293,580
                            ===========

The Partnership has determined that all leases relating to the Property are operating leases. The terms range from three to six years, and generally provide for fixed minimum rents with rental escalation and/or expense reimbursement clauses.

4.  Related Party Transactions
    --------------------------

An affiliate of the partners co-manages the buildings at the property. The Partnership paid the affiliate management fees of approximately $175,700, $179,000 and $150,600 in 1998, 1997 and 1996, respectively, for such services.